Exhibit 99.1

JinkoSolar Announces Changes to Board of Directors

SHANGRAO, China, Dec. 8, 2020 -- JinkoSolar Holding Co., Ltd. (the “Company,” or “JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced changes to its board of directors (the “Board”). Mr. Longgen Zhang has resigned as a director of the Board and Mr. Haiyun (Charlie) Cao has been appointed as a director of the Board, effective immediately. The Company does not believe these changes in its Board will have any material impact on its business operations.

“On behalf of our shareholders and the Board, we want to express our thanks to Mr. Zhang for his service to JinkoSolar, and wish him all the best in his future endeavors,” commented Mr. Kangping Chen, Chief Executive Officer of JinkoSolar. “We believe Mr. Cao's extensive experience within JinkoSolar and in the industry is a significant asset to the board and his contributions will continue to fuel the commitment of the Company to achieve outstanding performance and maximize shareholder value.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of September 30, 2020.

JinkoSolar has 9 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com